Exhibit 99.8

NICE Infuses NEVA Desktop Guidance with Real-Time Behavioral Insights from Enlighten AI

This powerful combination enables employees to accurately understand customer sentiment, proactively adapt their actions and rapidly respond to requests

Hoboken, N.J., March 18, 2021 – NICE (Nasdaq: NICE) today announced that NEVA, its attended automation offering, is now enriched with NICE Enlighten AI’s real-time behavioral and conversational insights, ensuring hyper-personalized service experiences. This first-of-its-kind innovation enables a real-time understanding of agent behaviors, providing desktop and interaction guidance to accurately meet customer needs. NEVA with NICE Enlighten AI boosts first call resolution, reduces after-the-fact employee training and coaching, improves employee engagement and increases service effectiveness.

Today’s economic environment calls for every customer touchpoint to be optimized and effectively converted into meaningful business outcomes, all while ensuring superior service that’s quick and intuitive. This cutting-edge innovation includes real-time understanding of the agent behaviors proven to impact customer satisfaction. By combining NEVA’s contextually relevant desktop guidance and task automation capabilities with real-time behavior coaching, agents are empowered to focus on the customer experience, immediately adapt behavior and take decisive action to close the loop. This transforms live customer interactions into exceptional service experiences.

Barry Cooper, President, NICE Enterprise Group, said, “The events of the past year have highlighted the importance of customer service which has seen significant increases in interactions, particularly over digital channels.  To this end, we are very excited to bring our proven NICE Enlighten AI to NEVA. This innovative solution enables organizations to combine Enlighten AI’s predictive and behavioral triggers with NEVA’s market-leading automation capabilities.  It is our firm belief that this powerful combination will empower customer-facing employees to be the best they can be by proactively adapting and tailoring customer interactions to drive brand loyalty.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.